Exhibit 99.1

European Medicines Agency Validates PolyPid’s Marketing Authorization Application for D-PLEX₁₀₀

PolyPid Submitted Marketing Authorization Application to European Medicines Agency for D-PLEX₁₀₀ Last month

Validation confirms that the application is complete and EMA initiates formal review of D-PLEX100

D-PLEX₁₀₀ NDA concurrently under FDA Priority Review with November 28, 2026 PDUFA goal date

PETACH TIKVA, Israel, October 1, 2026 -- PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), an innovative biopharmaceutical company dedicated to elevating treatment effectiveness, right where care begins, today announced that the European Medicines Agency (“EMA”) has validated the Company’s recently submitted Marketing Authorization Application (“MAA”) for D-PLEX₁₀₀, its lead product candidate for the prevention of post abdominal surgery incisional infections. The application will now enter formal review by the EMA’s Committee for Medicinal Products for Human Use.

The MAA was submitted to the EMA on September 14, 2026 under the Centralized Procedure on the basis of therapeutic innovation. Validation confirms that the application is complete and marks the initiation of a formal regulatory review process. The submission follows productive meetings the Company held with the EMA Rapporteur and Co-Rapporteur during the second quarter of 2026 regarding the planned application. If approved, D-PLEX100 would receive a single marketing authorization valid throughout the European Union member states.

The application is supported by PolyPid’s clinical development program for D-PLEX₁₀₀, including the positive pivotal Phase 3 SHIELD II trial, which met its primary endpoint and all key secondary endpoints and demonstrated a 60% relative risk reduction in surgical site infections (“SSIs”) compared with standard of care (p=0.0013).

“Validation of the MAA for D-PLEX₁₀₀ marks another important step toward potential commercialization in major global markets,” said Dikla Czaczkes Akselbrad, Chief Executive Officer of PolyPid. “With our New Drug Application (“NDA”) already under Priority Review in the United States and our European application now submitted and validated, we continue to advance D-PLEX₁₀₀ toward potential regulatory approval on both sides of the Atlantic. Now that D-PLEX₁₀₀ is at an advanced stage of regulatory development, we see a meaningful opportunity to maximize the value of this asset in the significant European SSI market and are excited by the strategic possibilities ahead.”

The U.S. Food and Drug Administration (“FDA”) has accepted PolyPid’s NDA for D-PLEX₁₀₀ and granted Priority Review, with a Prescription Drug User Fee Act (“PDUFA”) goal date of November 28, 2026. PolyPid retains commercial rights to D-PLEX₁₀₀ outside the U.S and Canada, where the Company has partnered with Azurity Pharmaceuticals.

About D-PLEX₁₀₀

D-PLEX₁₀₀, PolyPid’s lead product candidate, is designed to provide local prolonged and controlled anti-bacterial activity directly at the surgical site with the goal of preventing abdominal surgical site infections (“SSIs”). Following the administration of D-PLEX₁₀₀ into the surgical site, PolyPid’s delivery technology, Kynatrix, is designed to pair with Active Pharmaceutical Ingredients, enabling a prolonged and continuous release of the broad-spectrum antibiotic doxycycline, resulting in a high local concentration of the drug for a period of 30 days for the prevention of SSIs, with additional potential to prevent SSIs caused by antibiotic-resistant bacteria at the surgical site. In the Phase 3 SHIELD II trial, D-PLEX₁₀₀ recently demonstrated positive results in achieving its primary end point and a 60% (p=0.0013) relative risk reduction at the secondary end point in SSI incidence following abdominal colorectal surgery with large incisions. D-PLEX₁₀₀ received Breakthrough Therapy Designation from the U.S. Food and Drug Administration for the prevention of SSIs in patients undergoing elective colorectal surgery.

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) is an innovative biopharmaceutical company dedicated to elevating treatment effectiveness, right where care begins. The Company develops long-acting, controlled-release drugs designed to deliver therapy precisely at the site of care, addressing critical unmet medical needs across a wide and diverse pipeline spanning surgical care, metabolic diseases, and beyond. PolyPid’s lead product, D-PLEX₁₀₀, successfully met its primary and all key secondary endpoints in the landmark Phase 3 SHIELD II trial for the prevention of surgical site infections. Guided by a commitment to precision and innovation, PolyPid is redefining how therapies perform and raise the standard of patient care. For additional Company information, please visit http://www.polypid.com and follow us on Twitter (X) and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the anticipated timing and requirements of the EMA review process, the potential approval of D-PLEX₁₀₀ through the EMA’s Centralized Procedure and the potential commercialization of D-PLEX₁₀₀ across European Union member states, meaningful opportunity to maximize the value of D-PLEX₁₀₀ in the significant European SSI market, the strategic possibilities ahead, the FDA’s Priority Review of the D-PLEX₁₀₀ NDA and the November 28, 2026 PDUFA goal date and the potential FDA approval of D-PLEX₁₀₀. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on February 25, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Company Contact:

PolyPid Ltd.

Ori Warshavsky

908-858-5995

IR@Polypid.com

Investor Relations Contact:

Arx Investor Relations

North American Equities Desk

polypid@arxhq.com